Consolidated Financial Statements (Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Years ended December 31, 2011, and 2010

MANAGEMENT’S REPORT

Management’s Responsibility for the Financial Statements and
Report on Internal Control over Financial Reporting

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Corporation’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2011. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed. Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of four directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2011. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“JOHN SHERIDAN”	“TONY GUGLIELMIN”

JOHN SHERIDAN	TONY GUGLIELMIN
President and	Vice President and
Chief Executive Officer	Chief Financial Officer
February 22, 2012	February 22, 2012

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ballard Power Systems Inc.

We have audited the accompanying consolidated statements of financial position of Ballard Power Systems Inc. as at December 31, 2011, December 31, 2010 and January 1, 2010 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants
Vancouver, Canada
February 22, 2012

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ballard Power Systems Inc.

We have audited Ballard Power Systems Inc’s (“the Company”) internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting” under the heading “Internal control over financial reporting” included in Management Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

February 22, 2012

We also have audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2011, December 31, 2010 and January 1, 2010, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and our report dated February 22, 2012 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants
Vancouver, Canada
February 22, 2012

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Financial Position
(Expressed in thousands of U.S. dollars)

		December 31,	December 31,	January 1,
	Note	2011	2010	2010
Assets

Current assets:
Cash and cash equivalents		$20,316	$51,937	$43,299
Short-term investments		25,878	22,508	38,932
Trade and other receivables	6	17,164	11,614	12,903
Inventories	7	13,614	12,382	9,168
Prepaid expenses and other current assets		934	957	2,114
Total current assets		77,906	99,398	106,416

Property, plant and equipment	8	35,085	36,945	39,517
Intangible assets	9	2,249	2,975	824
Goodwill	10	48,106	48,106	48,106
Investments	11	635	673	632
Long-term trade receivables	6	1,126	1,596	-
Other long-term assets		183	334	50
Total assets		$165,290	$190,027	$195,545

Liabilities

Current liabilities:
Bank operating line	12	$4,587	$-	$-
Trade and other payables	13	22,834	21,885	16,509
Deferred revenue		3,560	2,506	1,607
Provisions	14	9,573	10,019	11,625
Finance lease liability	12 &15	978	681	316
Total current liabilities		41,532	35,091	30,057

Finance lease liability	12 & 15	13,749	13,354	1,739
Deferred gain		5,653	5,947	-
Provisions	14	4,733	3,102	2,848
Convertible debenture	16	1,592	-	-
Employee future benefits	17	5,686	2,950	3,311
Total liabilities		72,945	60,444	37,955

Equity:
Share capital	18	837,686	836,245	835,565
Treasury shares	18	(515)	(670)	(207)
Contributed surplus	18	289,219	289,444	285,814
Accumulated deficit		(1,031,279)	(995,023)	(963,582)
Foreign currency reserve		209	-	-
Total equity attributable to equity holders		95,320	129,996	157,590
Dantherm Power A/S non-controlling interests		(2,975)	(413)	-
Total equity		92,345	129,583	157,590
Total liabilities and equity		$165,290	$190,027	$195,545

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

"Ed Kilroy"	"Ian Bourne"
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Comprehensive Loss
For the year ended December 31
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Note	2011	2010
Revenues:
Product and service revenues		$76,009	$65,019
Cost of product and service revenues		62,124	54,887
Gross margin		13,885	10,132

Operating expenses:
Research and product development		25,480	28,749
General and administrative		12,500	14,777
Sales and marketing		9,488	9,113
Total operating expenses		47,468	52,639

Results from operating activities		(33,583)	(42,507)
Finance income (loss) and other	26	195	(104)
Finance expense	26	(1,392)	(861)
Net finance expense		(1,197)	(965)
Gain on sale of property, plant and equipment	8	734	4
Gain on sale of assets		-	8,032
Impairment loss on property, plant and equipment	8	(1,727)	-
Loss before income taxes		(35,773)	(35,436)
Income tax expense	22	(383)	(3)
Net loss		(36,156)	(35,439)
Foreign currency translation differences		363	-
Defined benefit plan actuarial gains (losses)	17	(2,905)	112
Net gain on hedge of forward contracts		20	-
Comprehensive loss		$(38,678)	$(35,327)
Net loss attributable to:
Ballard Power Systems Inc.		$(33,420)	$(31,532)
Dantherm Power A/S non-controlling interest		(2,736)	(3,907)
Net loss		$(36,156)	$(35,439)
Comprehensive loss attributable to:
Ballard Power Systems Inc.		$(36,116)	$(31,420)
Dantherm Power A/S non-controlling interest		(2,562)	(3,907)
Comprehensive loss		$(38,678)	$(35,327)

Basic and diluted loss per share attributable to		$(0.40)	$(0.37)
Ballard Power Systems Inc.
Weighted average number of common shares outstanding		84,440,970	84,102,315

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Changes in Equity
(Expressed in thousands of U.S. dollars except per share amounts and number of shares)

							Dantherm
	Ballard Power Systems Inc. Equity						Power A/S
						Foreign	Non-
	Number of	Share	Treasury	Contributed	Accumulated	currency	controlling	Total
	shares	capital	shares	surplus	deficit	reserve	interests	equity
Balance, January 1, 2010	83,973,988	$835,565	$(207)	$285,814	$(963,582)	$-	$-	$157,590
Acquisition of Dantherm Power A/S	-	-	-	-	-	-	3,543	3,543
Power A/S
Additional investment in Dantherm	-	-	-	915	-	-	(49)	866
Power A/S
Net loss	-	-	-	-	(31,532)	-	(3,907)	(35,439)
Defined benefit plan actuarial gain	-	-	-	-	112	-	-	112
Non-dilutive financing	-	-	-	(22)	-	-	-	(22)
Purchase of treasury shares	-	-	(559)	-	-	-	-	(559)
RSUs and DSUs redeemed	101,986	542	96	(800)	(21)	-	-	(183)
Options exercised	72,491	138	-	(47)	-	-	-	91
Share distribution plan	-	-	-	3,584	-	-	-	3,584
Balance, December 31, 2010	84,148,465	836,245	(670)	289,444	(995,023)	-	(413)	129,583
Net loss	-	-	-	-	(33,420)	-	(2,736)	(36,156)
Foreign currency translation for	-	-	-	-	-	189	174	363
foreign operations
Defined benefit plan actuarial loss	-	-	-	-	(2,905)	-	-	(2,905)
Net gain on hedge of forward contracts	-	-	-	-	-	20	-	20
Non-dilutive financing	-	-	-	(60)	-	-	-	(60)
Purchase of treasury shares	-	-	(327)	-	-	-	-	(327)
RSUs redeemed	376,225	1,393	482	(2,769)	69	-	-	(825)
Options exercised	25,834	48	-	(8)	-	-	-	40
Share distribution plan	-	-	-	2,612	-	-	-	2,612
Balance, December 31, 2011	84,550,524	$837,686	$(515)	$289,219	$(1,031,279)	$209	$(2,975)	$92,345

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Cash Flows
For the year ended December 31
(Expressed in thousands of U.S. dollars)

	Note	2011	2010
Cash provided by (used for):
Operating activities:
Net loss for the year		$(36,156)	$(35,439)
Adjustments for:
Compensatory shares		2,646	3,579
Employee future benefits		(172)	(246)
Depreciation and amortization		5,906	8,615
Gain (loss) on sale of property, plant and equipment	8	(734)	16
Gain on sale of assets		-	(7,921)
Impairment loss on property, plant and equipment		1,727	-
Unrealized loss/(gain) on forward contracts		285	(1,404)
		(26,498)	(32,800)
Changes in non-cash working capital:
Trade and other receivables		(4,317)	(65)
Inventories		(1,293)	(2,350)
Prepaid expenses and other current assets		42	1,276
Trade and other payables		(1,691)	2,915
Deferred revenue		1,052	965
Accrued warranty liabilities		(516)	747
		(6,723)	3,488
Cash used by operating activities		(33,221)	(29,312)

Investing activities:

Net decrease (increase) in short-term investments		(3,370)	17,738
Additions to property, plant and equipment		(4,107)	(3,453)
Net proceeds on sale of property, plant and equipment and other		3,666	20,012
Net proceeds on monetization of other long-term assets		-	3,355
Net investments in associated companies	11	36	(33)
Other investment activities		-	(152)
Business acquisition including cash acquired		-	877
		(3,775)	38,344
Financing activities:
Non-dilutive financing		(60)	(22)
Purchase of treasury shares		(327)	(559)
Payment of finance lease liabilities		(830)	(770)
Net proceeds from bank operating line	12	4,587	-
Net proceeds on issuance of share capital		40	91
Proceeds on issuance of convertible debenture from	16	1,718	-
Dantherm Power A/S non-controlling interests
Contribution from Dantherm Power A/S non-controlling interests		-	866
		5,128	(394)

Effect of exchange rate fluctuations on cash and cash equivalents held		247	-

Increase (decrease) in cash and cash equivalents		(31,621)	8,638
Cash and cash equivalents, beginning of period		51,937	43,299
Cash and cash equivalents, end of period		$20,316	$51,937

Supplemental disclosure of cash flow information (note 24).
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (back-up power and distributed generation) markets; and engineering services for a variety of fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The Corporation’s technology is based on proton exchange membrane (“PEM”) fuel cells.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The consolidated financial statements of the Corporation as at and for the year ended December 31, 2011 comprise the Corporation and its subsidiaries (note 3(a)).

2. Basis of preparation:

(a) Statement of compliance:

These consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are the Corporation’s first consolidated annual financial statements prepared in accordance with IFRS, and IFRS 1 First-Time Adoption of International Financial Reporting Standards, has been applied.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Corporation is provided in note 27.

The consolidated financial statements were authorized for issue by the Board of Directors on February 22, 2012.

(b) Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

  Financial instruments classified as fair value through profit or loss and available-for-sale are measured at fair value;

  Derivative financial instruments are measured at fair value; and

  Employee future benefit plan assets are measured at fair value, determined directly by reference to quoted market prices.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

2. Basis of preparation (cont’d):

(c) Functional and presentation currency:

These consolidated financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

(d) Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires the Corporation’s management to make judgments, estimates and assumptions that affect the amounts reported in these consolidated financial statements and notes. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring management to make estimates include revenue recognition, product warranty provision, the net realizable value of inventory, recoverability of intangibles and goodwill, and employee future benefits. These estimates and judgments are further discussed in note 4.

3. Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS statement of financial position at January 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated.

(a) Basis of consolidation:

The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

	Percentage ownership
			January 1,
	2011	2010	2010
Ballard Material Products Inc.	100%	100%	100%
Ballard Power Corporation	100%	100%	100%
Dantherm Power A/S	52%	45% - 52%	-

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(a) Basis of consolidation (cont’d):

Subsidiaries are entities over which the Corporation exercises control, where control is defined as the power to govern financial and operating policies, generally owning greater than 50% of the voting rights. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions are eliminated in the consolidated financial statements.

The Corporation acquired a 45% interest in Dantherm Power A/S on January 18, 2010. In August 2010, the Corporation acquired an additional 7% interest in Dantherm Power A/S. As the Corporation obtained control over Dantherm Power A/S as of the date of acquisition of the 45% interest, Dantherm Power A/S has been consolidated since January 18, 2010.

Acquisitions of non-controlling interest are accounted as transactions with equity holders in their capacity as equity holders; therefore no goodwill is recognized as a result of such transactions.

(b) Foreign currency:

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Corporation and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of the transaction.

(ii) Foreign operations

The assets and liabilities of foreign operations are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to presentation currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(c) Financial instruments:

(i) Financial assets

The Corporation initially recognizes loans and receivables and deposits on the date that they are originated and all other financial assets on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers substantially all the risks and rewards of ownership of the financial asset.

Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or if the Corporation manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Corporation’s documented risk management or investment strategy. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in net loss.

The Corporation’s short-term investments, consisting of highly liquid interest bearing securities with maturities at the date of purchase between three months and three years, are classified as held for trading.

The Corporation also periodically enters into platinum futures and foreign exchange forward contracts to limit its exposure to platinum price and foreign currency rate fluctuations. These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value. Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through net loss, unless these financial instruments are designated as hedges (note 3 (c)(iv)).

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value and subsequently at amortized cost using the effective interest method, less any impairment losses. Loans and receivables are comprised of the Corporation’s trade and other receivables.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(c) Financial instruments (cont’d):

(i) Financial assets (cont’d)

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories. The Corporation’s investment in Chrysalix Energy Limited Partnership (“Chrysalix”) is classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences, are recognized in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Determination of fair value

The fair value of financial assets at fair value through profit or loss and available-for-sale are determined by reference to their quoted closing bid price at the reporting date if they are traded in an active market. For derivative instruments (foreign exchange forward contracts, platinum futures contracts), fair value is estimated by Management based on their listed market price or broker quotes that include adjustments to take account of the credit risk of the Corporation and the counterparty when appropriate. The fair value of loans and receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(ii) Financial liabilities

Financial liabilities comprise the Corporation’s trade and other payables. The financial liabilities are initially recognized on the date they are originated and are derecognized when the contractual obligations are discharged or cancelled or expire. These financial liabilities are recognized initially at fair value and subsequently are measured at amortized costs using the effective interest method, when materially different from the initial amount. Fair value is determined based on the present value of future cash flows, discounted at the market rate of interest.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(c) Financial instruments (cont’d):

(iii) Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue of shares and share options are recognized as a deduction from equity. When share capital is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from equity. When treasury shares are subsequently reissued, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to or from retained earnings.

(iv) Derivative financial instruments, including hedge accounting

The Corporation holds derivative financial instruments to hedge its foreign currency risk exposures that are designated as the hedging instrument in a hedge relationship.

On initial designation of the hedge, the Corporation formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The Corporation makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(c) Financial instruments (cont’d):

(iv) Derivative financial instruments, including hedge accounting (cont’d)

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecast transaction affects profit or loss.

If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Other non-trading derivatives

When a derivative financial instrument is not held for trading, and is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(d) Inventories:

Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes materials, labor and appropriate share of production overhead based on normal operating capacity. Costs of materials are determined on an average per unit basis.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. In establishing any impairment of inventory, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would impair the value of inventory on hand.

(e) Property, plant and equipment:

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing items and restoring the site on which they are located.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components).

Property, plant and equipment are depreciated from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use, using the straight-line method less its residual value over the estimated useful lives of the assets as follows:

Building	20 years
Building under finance lease	15 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 14 years
Furniture and fixtures under finance lease	5 years
Leasehold improvements	The shorter of initial term of the respective lease and
estimated useful life
Production and test equipment	4 to 15 years
Production and test equipment under finance lease	5 years

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(e) Property, plant and equipment (cont’d):

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within other income in profit or loss.

(f) Leases:

Leases where the Corporation assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and not recognized in the statement of financial position.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Payments made under operating leases are recognized in income on a straight-line basis over the term of the lease. Lease incentives received are recognized as a reduction to the lease expense over the term of the lease.

(g) Goodwill and intangible assets:

Goodwill is recognized as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the fair value of the net identifiable assets acquired and liabilities assumed, as of the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses.

Goodwill acquired in a business combination is allocated to groups of cash generating units that are expected to benefit from the synergies of the combination.

Intangible assets consist of fuel cell technology acquired from third parties and are recorded at cost less accumulated amortization and impairment losses. Intangible assets less their residual values are amortized over their estimated useful lives of 5 years using the straight-line method from the date that they are available for use. Amortization methods, useful lives and residual values are reviewed annually and adjusted if appropriate.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(g) Goodwill and intangible assets (cont’d):

Costs incurred in establishing and maintaining patents and license agreements are expensed in the period incurred.

Research costs are expensed as they are incurred. Product development costs are expensed as incurred except when they meet specific criteria for capitalization. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development costs are capitalized only if costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Corporation intends to and has sufficient resources to complete development to use or sell the asset. Capitalized development costs are measured at cost less accumulated amortization and accumulated impairment losses. Capitalized development costs, if any, are amortized when commercial production begins, using the straight-line method over a period of 5 years.

(h) Impairment:

(i) Financial assets

Financial assets not carried at fair value through profit or loss are assessed for impairment at each reporting date by determining whether there is objective evidence that indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in accumulated other comprehensive loss in equity, to net loss. The cumulative loss that is removed from other comprehensive income and recognized in net loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value less any impairment loss previously recognized in net loss. If subsequently the fair value of an impaired available-for-sale security increases, then the impairment loss is reversed, with the amount of the reversal recognized in net loss. However, any subsequent recovery in the fair value of an impaired available for sale equity security is recognized in other comprehensive income.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(h) Impairment (cont’d):

(ii) Non-financial assets

The carrying amounts of the Corporation’s non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is defined as the estimated price that would be received on the sale of the asset in an orderly transaction between market participants at the measurement date. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. Cash-generating units to which goodwill has been allocated reflects the lowest level at which goodwill is monitored for internal reporting purposes.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i) Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The unwinding of the discount is recognized as a finance cost.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(i) Provisions (cont’d):

Warranty provision

A provision for warranty costs is recorded on product sales at the time the sale is recognized. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

Decommissioning liabilities

Legal obligations to retire tangible long-lived assets are recorded at fair value at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to fair value and the increase in asset value is depreciated over the remaining useful life of the asset.

(j) Revenue recognition:

The Corporation generates revenues primarily from product sales and services. Product revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Service revenues are derived primarily from cost-plus reimbursable contracts.

On standard equipment and material sales contracts, revenues are recognized when (i) significant risks and rewards of ownership of the goods has been transferred to the buyer; (ii) the Corporation retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably; (iv) it is probable that the economic benefits associated with the sale will accrue to the Corporation; and (v) the costs incurred, or to be incurred, in respect of the transaction can be measured reliably. Provisions are made at the time of sale for warranties.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided.

On long-term fixed price service contracts, revenues are recognized on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(j) Revenue recognition (cont’d):

The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

Deferred revenue represents cash received from customers in excess of revenue recognized on uncompleted contracts.

(k) Finance income and costs:

Finance income comprises of interest income on funds invested, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in income, using the effective interest method.

Finance costs comprise interest expense on capital leases, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets.

Foreign currency gains and losses are reported on a net basis.

(l) Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(m) Employee benefits:

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Corporation’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method.

When the calculation results in a benefit to the Corporation, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Corporation. An economic benefit is available to the Corporation if it is realizable during the life of the plan, or on settlement of the plan liabilities.

As a result of the curtailment of the pension plan in 2009, there is no current service cost associated with the plan.

The Corporation recognizes all actuarial gains and losses arising from defined benefit plans immediately in other comprehensive income, and reports them in retained earnings.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(m) Employee benefits (cont’d):

Other long-term employee benefits

The Corporation’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in other comprehensive income or loss in the period in which they arise.

Termination benefits

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(n) Share-based compensation plans:

The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares and share options granted. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period that the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus. Fair values of share options are calculated using the Black-Scholes valuation method as of the grant date and adjusted for estimated forfeitures. For awards with graded vesting, the fair value of each tranche is calculated separately and recognized over its respective vesting period. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date, the Corporation reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the income statement with a corresponding adjustment to contributed surplus.

The Corporation issues shares and share options under its share-based compensation plans as described in note 18. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital.

(o) Earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period, adjusted for treasury shares. Diluted earnings per share is calculated using the treasury stock method.

Under the treasury stock method, the dilution is calculated based upon the number of common shares issued should deferred share units (“DSUs”), restricted share units (“RSUs”), and “in the money” options, if any, be exercised. When the effects of outstanding stock-based compensation arrangements would be anti-dilutive, diluted loss per share is not calculated.

(p) Government assistance and investment tax credits:

Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets, or credited against the related expense incurred in the statement of comprehensive loss, as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(q) Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, head office expenses, and income tax assets and liabilities.

4. Critical accounting estimates and judgments:

The preparation of the consolidated financial statements requires the Corporation’s management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results may differ from those estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. The estimates and assumptions critical to the determination of carrying value of assets and liabilities are discussed below:

(a) Revenue:

Revenues under certain contracts for product and engineering development services, provide for receipt of payment based on achieving defined milestones or on the performance of work under product development programs. Revenues are recognized under these contracts based on management’s estimate of progress achieved against these milestones or on the proportionate performance method of accounting. Changes in management’s estimated costs to complete a contract may result in an adjustment to previously recognized revenues.

(b) Warranty Provision:

In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4. Critical accounting estimates and judgments (cont’d):

(c) Inventory:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate impairment amount for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have an impact on the value of inventory on hand, appropriate adjustments are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

(d) Goodwill:

The values associated with goodwill involve significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, asset lives and determination of cash generating units. At least annually, the carrying value of goodwill is reviewed for potential impairment. Among other things, this review considers the fair value of the cash-generating units based on discounted estimated future cash flows. These significant estimates require considerable judgment, which could affect the Corporation’s future results if the current estimates of future performance and fair values change.

(e) Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5. Recent accounting pronouncements:

The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years. Except as otherwise noted below for IFRS 9, IAS 32 and amendments to IFRS 7, the standards are effective for the annual periods beginning on or after January 1, 2013, with earlier application permitted. The Corporation does not expect to adopt any of these standards before their effective dates. The Corporation continues to evaluate the impacts of these standards on its financial statements.

(a) IFRS 9 – Financial Instruments:

IFRS 9 introduces new requirements for the classification and measurement of financial assets. IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. Specifically, financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39 Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

(b) IFRS 10 – Consolidated Financial Statements:

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

(c) IFRS 11 – Joint Arrangements:

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures, and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5. Recent accounting pronouncements (cont’d):

(d) IFRS 12 – Disclosure of Interests in Other Entities:

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles, and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

(e) IFRS 13 – Fair Value Measurement:

Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements. IFRS 13 is a more comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement.

(f) Amendments to IAS 19 – Employee Benefits:

The amendments to IAS 19 make significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to enhance the disclosures for all employee benefits. Actuarial gains and losses are renamed “remeasurements” and will be recognized immediately in other comprehensive income (“OCI”). Remeasurements recognized in OCI will not be recycled through profit or loss in subsequent periods. The amendments also accelerate the recognition of past service costs whereby they are recognized in the period of a plan amendment. The annual expense for a funded benefit plan will be computed based on the application of the discount rate to the net defined benefit asset or liability. The amendments to IAS 19 will also impact the presentation of pension expense as benefit cost will be split between (i) the cost of benefits accrued in the current period (service cost) and benefit changes (past-service cost, settlements and curtailments); and (ii) finance expense or income.

A number of other amendments have been made to recognition, measurement and classification, including those re-defining short-term and other long-term benefits guidance on the treatment of taxes related to benefit plans, guidance on risk/cost sharing factors and expanded disclosures.

The Corporation’s current accounting policy for employee benefits for the presentation of pension expense and the immediate recognition of actuarial gains and losses in OCI is consistent with the requirements in the new standard, however, additional disclosures and the computation of annual expense based on the application of the discount rate to the net defined benefit asset or liability will be required in relation to the revised standard.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5. Recent accounting pronouncements (cont’d):

(g) Amendments to IAS 1 – Financial Statement Presentation:

The amendments to IAS 1 require entities to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. Items that will not be recycled, such as remeasurements resulting from the amendments to IAS 19, will be presented separately from items that may be recycled in the future, such as deferred gains and losses on cash flow hedges. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

(h) Amendments to other standards:

In addition, there have been amendments to existing standards, including IFRS 7 Financial Instruments: Disclosure, IAS 27 Separate Financial Statements, IAS 28 Investments in Associates and Joint Ventures, and IAS 32 Financial Instruments: Presentation. IFRS 7 amendments require disclosure about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s financial position. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13. IAS 32 addresses inconsistencies when applying the offsetting requirements, and is effective for annual periods beginning on or after January 1, 2014.

6. Trade and other receivables:

	December 31,	December 31,	January 1,
	2011	2010	2010
Trade receivables	$16,343	$12,584	$12,847
Other	1,947	626	56
	18,290	13,210	12,903
Less: Non-current trade receivables	(1,126)	(1,596)	-
	$17,164	$11,614	$12,903

7. Inventories:

	December 31,	December 31,	January 1,
	2011	2010	2010
Raw materials and consumables	$8,353	$6,962	$5,928
Work-in-progress	1,820	2,951	2,018
Finished goods	3,441	2,469	1,222
	$13,614	$12,382	$9,168

In 2011, changes in raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $37,227,000 (2010 - $33,522,000).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

7. Inventories (cont’d):

In 2011, the write-down of inventories to net realizable value amounted to $486,000 (2010 - $604,000). There were no reversals of previously recorded write-downs in 2011 or 2010. Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

8. Property, plant and equipment:

	Balance at			Balance at
	December			December
Cost	31, 2010	Additions	Disposals	31, 2011
Land	$1,220	$-	$-	$1,220
Building	3,666	-	-	3,666
Building under finance lease	12,180	-	-	12,180
Computer equipment	6,339	403	(319)	6,423
Furniture and fixtures	741	93	-	834
Furniture and fixtures under finance lease	-	317	-	317
Leasehold improvements	7,518	2,568	-	10,086
Production and test equipment	45,382	2,785	(3,076)	45,091
Production and test equipment under finance lease	2,078	1,589	-	3,667

Total	$79,124	$7,755	$(3,395)	$83,484

	Balance at				Balance at
	December		Impairment		December
Depreciation and impairment loss	31, 2010	Depreciation	loss	Disposals	31, 2011
Land	$-	$-	$-	$-	$-
Building	2,044	155	-	-	2,199
Building under finance lease	652	836	-	-	1,488
Computer equipment	5,347	345	-	(16)	5,676
Furniture and fixtures	682	106	-	-	788
Furniture and fixtures under finance lease	-	37	-	-	37
Leasehold improvements	4,442	521	-	-	4,963
Production and test equipment	28,889	3,292	1,727	(1,102)	32,806
Production and test equipment under finance	123	319	-	-	442
lease

Total	$42,179	$5,611	$1,727	$(1,118)	$48,399

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

8. Property, plant and equipment (cont’d):

		Acquisitions			Asset
	Balance at	through			de-recognition	Balance at
	January 1,	business	Other		and	December
Cost	2010	combination	additions	Disposals	reclassification	31, 2010
Land	$4,803	$-	$-	$(3,583)	$-	$1,220
Building	13,596	-	-	(10,357)	427	3,666
Building under finance lease	-	-	12,180	-	-	12,180
Computer equipment	11,421	113	366	-	(5,561)	6,339
Furniture and fixtures	4,692	58	48	(479)	(3,578)	741
Leasehold improvements	9,201	376	78	(1,745)	(392)	7,518
Production and test equipment	67,651	136	3,163	(662)	(24,906)	45,382
Production and test equipment	2,078	-	-	-	-	2,078
under finance lease

Total	$113,442	$683	$15,835	$(16,826)	$(34,010)	$79,124

		Acquisitions			Asset
	Balance at	through			de-recognition	Balance at
Depreciation and	January 1,	business			and	December
impairment loss	2010	combination	Depreciation	Disposals	reclassification	31, 2010
Land	$-	$-	$-	$-	$-	$-
Building	5,661	-	216	(3,979)	146	2,044
Building under finance lease	-	-	652	-	-	652
Computer equipment	10,319	47	905	-	(5,924)	5,347
Furniture and fixtures	4,629	20	30	(378)	(3,619)	682
Leasehold improvements	5,824	60	578	(626)	(1,394)	4,442
Production and test equipment	47,492	20	3,946	(517)	(22,052)	28,889
Production and test equipment	-	-	123	-	-	123
under finance lease

Total	$73,925	$147	$6,450	$(5,500)	$(32,843)	$42,179

	Balance at	Balance at	Balance at
	December 31,	December 31,	January 1,
Carrying amounts	2011	2010	2010
Land	$1,220	$1,220	$4,803
Building	1,467	1,622	7,935
Building under finance lease	10,692	11,528	-
Computer equipment	747	992	1,102
Furniture and fixtures	46	59	63
Furniture and fixtures under finance lease	280	-	-
Leasehold improvements	5,123	3,076	3,377
Production and test equipment	12,285	16,493	20,159
Production and test equipment under finance lease	3,225	1,955	2,078

Total	$35,085	$36,945	$39,517

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

8. Property, plant and equipment (cont’d):

Leased assets

The Corporation leases certain assets under finance lease agreements including the Corporation’s head office building in Burnaby, British Columbia and certain production and test equipment.

In June 2011, the Corporation completed a sale and leaseback agreement whereby the Corporation sold certain property, plant and equipment in return for gross cash proceeds of $1,922,000. The Corporation then leased the assets back for a term of 5 years. On the closing of the transaction, the Corporation recorded a deferred gain of $150,000, which is recognized to income on a straight-line basis over the term of the 5-year lease. The lease transaction qualifies as a finance lease (note 15). As a result, on the closing of the transaction, the Corporation recorded assets under finance lease and a corresponding obligation under finance lease of $1,906,000.

Disposals

In March 2011, the Corporation completed a sub-lease agreement with Mercedes-Benz Canada Inc. (“MBC”) for the rental of 21,000 square feet of surplus production space in the Corporation’s specialized fuel cell manufacturing facility. As part of the sub-lease agreement, certain production and test equipment with a net book value of $471,000 were sold to MBC in advance of the sub-lease for cash proceeds of $1,639,000. At December 31, 2011, selling costs of $479,000 were incurred to-date and estimated additional costs of $25,000 were accrued against the disposition. As a result, a total gain on sale of assets of $663,000 was recognized from the transaction. The remaining $71,000 gain on sale of property, plant and equipment recognized during the year relates to other miscellaneous asset dispositions.

Impairment loss

During the year ended December 31, 2011, impairment losses of $1,727,000 (2010 - $nil) were recognized with respect to obsolescence of production and test equipment. No impairment losses were reversed in 2011 or 2010.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

9. Intangible assets:

Fuel cell technology		Accumulated	Net carrying
Balance	Cost	amortization	amount
At January 1, 2010	$40,567	$39,743	$824
Acquisition through business combination	2,876	-	2,876
Amortization	-	725	(725)
At December 31, 2010	43,443	40,468	2,975
Amortization	-	726	(726)
At December 31, 2011	$43,443	$41,194	$2,249

During 2010, the Corporation acquired $2,876,000 in fuel cell technology as part of the acquisition of Dantherm Power A/S.

Amortization and impairment losses of fuel cell technology and development costs are allocated to research and product development expense. There were no impairment losses recorded in 2011 and 2010.

10. Goodwill:

For the purpose of impairment testing, goodwill is allocated to the Corporation’s cash-generating units which represent the lowest level within the Corporation at which the goodwill is monitored for internal management purposes, which is not higher than the Corporation’s operating segments (note 25).

The aggregate carrying amount of goodwill allocated to each cash-generating unit is as follows:

	December 31,	December 31,	January 1,
	2011	2010	2010
Fuel cell products	$46,291	$46,291	$46,291
Contract automotive	-	-	-
Material products	1,815	1,815	1,815
	$48,106	$48,106	$48,106

The impairment testing for the above cash-generating units requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state.

The Corporation’s fair value test is in effect a modified market capitalization assessment, whereby the fair value of the Fuel Cell Products segment is calculated by first calculating the value of the Corporation at December 31, 2011 based on the average closing share price in the month of December, adding a reasonable estimated control premium of 25% to 30% to determine the Corporation’s enterprise value on a controlling basis, and deducting the fair value of the Materials Product and Contract Automotive segments from this enterprise value, arriving at the fair value of the Fuel Cell Products segment.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

10. Goodwill (cont’d):

Based on the fair value test, the Corporation has determined that the fair value of the Fuel Cell Products segment exceeds it carrying value by approximately 15% to 20% as of December 31, 2011. The fair value of the Material Products segment, determined using an estimated market value as a multiple of revenues, is substantially in excess of its carrying value of December 31, 2011.

In addition to the fair value test, the Corporation also performed a value in use test on the Fuel Cell Products segment, comparing the carrying value of the segment to the present value of future cash flows expected to be derived from the segment. The principal factors used in the discounted cash flow analysis requiring judgment are the projected results of operations, the discount rate based on the weighted average cost of capital (“WACC”), and terminal value assumptions for each reporting unit. The Corporation’s value in use test was based on a WACC of 17.5% to 20%; an average estimated compound annual growth rate of approximately 40% from 2011 to 2016; and a terminal year earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiplied by a terminal value multiplier of 4.0. The value in use assessment resulted in a significantly higher value than as determined under the fair value, less costs to sell, assessment.

As the recoverable amount of each cash-generating unit was determined to be greater than its carrying amount, no impairment loss was recorded.

11. Investments:

Investments are comprised of the following:

	December 31, 2011		December 31, 2010		January 1, 2010
		Percentage		Percentage		Percentage
	Amount	ownership	Amount	ownership	Amount	ownership
Chrysalix Energy Limited Partnership	$627	15.0%	$663	15.0%	$632	15.0%
Other	8		10		-
	$635		$673		$632

Chrysalix Energy Limited Partnership (“Chrysalix”) is accounted for as an available-for-sale financial asset and recorded at fair value.

During 2011, the Corporation made additional capital contributions of $103,000 (2010 - $67,000) in Chrysalix, which was offset by cash distributions received from Chrysalix of $139,000 (2010 - $36,000).

The Corporation maintains a 19.9% interest in AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”), which is accounted for as an available-for-sale financial asset and recorded at fair value of $1. The Corporation has no obligation to fund any of AFCC’s operating expenses.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12. Bank facilities:

In June 2011, the Corporation entered into a demand revolving facility (“Bank Operating Line”) in which an operating line of credit of up to CDN $10,000,000 was made available to be drawn upon by the Corporation. The Bank Operating Line is utilized to assist in financing the day-to-day operating activities and short-term working capital requirements of the business. Outstanding amounts are charged interest at the bank’s prime rate minus 0.50% per annum and are repayable on demand by the bank. During 2011, the Corporation was advanced $14,265,000 under the bank operating line of which $9,678,000 was repaid during the year. At December 31, 2011, $4,587,000 was outstanding on the Bank Operating Line.

The Corporation also has a CDN $3,323,000 capital leasing facility (“Leasing Facility”) which can be utilized to finance the acquisition and lease of operating equipment (notes 8 & 15). Interest is charged on outstanding amounts at the bank’s prime rate per annum and is repayable on demand by the bank.

Both the Bank Operating Line and Leasing Facility are secured by a hypothecation of the Corporation’s cash, cash equivalents and short-term investments.

13. Trade and other payables:

	December 31,	December 31,	January 1,
	2011	2010	2010
Trade accounts payable	$10,195	$8,453	$6,670
Compensation payable	6,615	9,159	5,235
Other liabilities	5,568	3,919	2,861
Taxes payable	456	354	302
Accrued monetization costs	-	-	1,441
	$22,834	$21,885	$16,509

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14. Provisions:

			Warranty	Decommissioning
Balance	Legal	Restructuring	provision	liabilities	Total
At January 1, 2010	$1,675	$2,137	$7,813	$2,848	$14,473
Assumed through business	-	-	10	-	10
combination
Provisions made during the year	52	305	2,410	84	2,851
Provisions used during the year	(401)	(2,380)	(614)	-	(3,395)
Provisions reversed during the	(38)	(10)	(1,504)	-	(1,552)
year
Effect of movements in	83	26	455	170	734
exchange rates
At December 31, 2010	$1,371	$78	$8,570	$3,102	$13,121
Provisions made during the year	50	1,356	2,097	1,706	5,209
Provisions used during the year	(897)	(401)	(716)	-	(2,014)
Provisions reversed during the	-	-	(1,721)	-	(1,721)
year
Effect of movements in	(4)	(29)	(181)	(75)	(289)
exchange rates
At December 31, 2011	$520	$1,004	$8,049	$4,733	$14,306

Current	$520	$1,004	$8,049	$-	$9,573
Non-current	-	-	-	4,733	4,733
	$520	$1,004	$8,049	$4,733	$14,306

Restructuring

The restructuring provision of $2,137,000 as at January 1, 2010, relates to the remaining restructuring and related charges from the organizational restructuring and the elimination of 117 positions in 2009. In 2010, the Corporation completed an organizational restructuring at Dantherm Power A/S resulting in restructuring and related charges of $285,000 primarily for severance expense on elimination of 8 positions. In 2011, a leadership restructuring, which reduced the number of executive officers at both the Corporation and at Dantherm Power A/S resulted in the recognition of $1,356,000 of restructuring charges. The estimated restructuring costs primarily include employee termination benefits and are expected to be finalized and paid in 2012. Restructuring charges are recognized in general and administrative expenses.

Warranty provision

During the year the warranty provision decreased by $521,000. A portion of the provision, $1,721,000, was reversed during the year due primarily to contractual expirations, reductions in estimated costs to repair, and improved lifetimes, and reliability of the Corporation’s fuel cell products. Warranty expenditures during the year of $716,000 also decreased the warranty provision.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14. Provisions (cont’d):

Decommissioning liabilities

Provisions for decommissioning liabilities have been recorded for the Corporation’s two leased locations, the head office building and manufacturing facility, and are related to site restoration obligations at the end of the lease terms. Due to the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred.

The Corporation has determined a range of reasonable possible outcomes of the total costs for the manufacturing facility. In determining the fair value of the decommissioning liabilities, the estimated future cash flows have been discounted at 3% per annum. The total undiscounted amount of the estimated cash flows required to settle this obligation is $3,912,000. The obligation will be settled at the end of the term of the operating lease, which extends to 2019. The provision has increased during the period due to accretion costs.

At December 31, 2011, the Corporation assessed that a fair value of $1,615,000 of decommissioning liabilities, discounted at 2% per annum was appropriate to record for the Corporation’s head office building. The total undiscounted amount of the estimated cash flows required to settle this obligation is $2,233,000. The obligation will be settled at the end of the lease term, which extends to 2025.

15. Finance lease liability

The Corporation leases certain assets under finance lease agreements (note 8). The finance leases have imputed interest rates ranging between 2.25% to 7.35% per annum and expire between December 2014 and February 2025.

The future minimum lease payments for the Corporation’s finance leases are as follows:

Year ending December 31
2012	$1,882
2013	1,882
2014	2,279
2015	1,697
2016	1,872
Thereafter	12,266
Total minimum lease payments	21,878
Less imputed interest	(7,151)
Total finance lease liability	14,727
Current portion of finance lease liability	978
Non-current portion of finance lease liability	$13,749

At December 31, 2011, $3,113,000 was outstanding on the Leasing Facility which is included in the finance lease liability. The remaining $11,614,000 finance lease liability relates to the lease of the Corporation’s head office building.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16. Convertible debenture

The convertible debenture relates to financing to Dantherm Power A/S by the non-controlling partners and is redeemable at the option of Dantherm Power A/S subject to approval by all convertible debenture holders on or after January 1, 2013 including interest which is accrued at 12%. Prior to December 31, 2013 (the “Maturity Date”), the convertible debenture holders may elect to convert all or part of the debenture into shares of Dantherm Power A/S at a conversion price equal to DKK 3.40 per share. This conversion feature was determined to have a nominal value. The Maturity Date may be extended to December 31, 2014 with approval of the subscribers.

17. Employee future benefits:

	2011		2010
	Pension	Other	Pension	Other
	plan	benefit plan	plan	benefit plan
Plan assets	$8,223	$-	$8,360	$-
Plan obligations	(13,329)	(580)	(10,819)	(491)
Employee future benefit plans deficit	$(5,106)	$(580)	$(2,459)	$(491)

The Corporation maintains a defined benefit pension plan covering employees in the United States. The benefits under the pension plan are based on years of service and salary levels accrued as of December 31, 2009. In 2009, amendments were made to the defined benefit pension plan to freeze benefits accruing to employees at their respective years of service and salary levels obtained as of December 31, 2009. Certain employees in the United States are also eligible for post-retirement healthcare, life insurance and other benefits.

The Corporation accrues the present value of its obligations under employee future benefit plans and the related costs, net of the present value of plan assets.

The measurement date used to determine pension and other post-retirement benefit obligations and expense is December 31 of each year. The most recent actuarial valuation of the employee future benefit plans for funding purposes was as of January 1, 2011. The next actuarial valuation of the employee future benefit plans for funding purposes is expected to be as of January 1, 2012.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

17. Employee future benefits (cont’d):

The Corporation expects contributions of approximately $600,000 to be paid to its defined benefit plans in 2012. Information about the Corporation’s employee future benefit plans, in aggregate, is as follows:

Movement in the present value of the defined benefit plan obligations:

	2011		2010
	Pension	Other	Pension	Other
	Plan	benefit plan	plan	benefit plan
Defined benefit plan obligations at January 1	$10,819	$491	$9,800	$616
Current service cost	-	6	-	3
Interest cost	587	25	579	35
Benefits paid	(251)	(44)	(217)	(31)
Benefits payable	48	-	36	-
Actuarial (gains) losses in other comprehensive income	2,126	102	621	(132)
Defined benefit plan obligations at December 31	$13,329	$580	$10,819	$491

Movement in the present value of plan assets:

	2011		2010
	Pension	Other	Pension	Other
	plan	benefit plan	plan	benefit plan
Fair value of plan assets at January 1	$8,360	$-	$7,105	$-
Expected return on plan assets	582	-	502	-
Employer’s contributions	210	44	370	28
Benefits paid	(252)	(44)	(218)	(28)
Actuarial (losses) gains in other comprehensive income	(677)	-	601
Fair value of plan assets at December 31	$8,223	$-	$8,360	$-

Pension plan assets comprise:

	2011	2010
Cash and cash equivalents	3%	2%
Equity securities	70%	71%
Debt securities	27%	27%
Total	100%	100%

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

17. Employee future benefits (cont’d):

Expense recognized in net income:

	2011		2010
	Pension	Other	Pension	Other
	plan	benefit plan	plan	benefit plan
Current service cost	$-	$6	$-	$3
Interest on obligations	587	25	579	35
Expected (return) on plan assets	(582)	-	(502)	-
Benefits payable	48	-	36	-
Expense recognized in net income	53	31	113	38
Actuarial (gain) loss on plan assets and plan obligations recognized in other comprehensive income	2,803	102	20	(132)
Total expense (income) recognized in net income and other comprehensive income	$2,856	$133	$133	$(94)

The expense recognized in net income is recorded in Finance expense.

Expense (income) recognized in other comprehensive income:

	2011		2010
	Pension	Other	Pension	Other
	plan	benefit plan	plan	benefit plan
Actuarial (gain) loss on defined benefit plan obligations	$2,126	$102	$621	$(132)
Expected return on plan assets	582	-	502	-
Actual (return) loss on plan assets	68	-	(1,137)	-
Plan expenses	27	-	34	-
Actuarial (gain) loss recognized in other comprehensive income	$2,803	$102	$20	$(132)

Cumulative actuarial gains and losses recognized in other comprehensive income:

	2011		2010
	Pension	Other	Pension	Other
	plan	benefit plan	plan	benefit plan
Cumulative amount at January 1	$20	$(132)	$-	$-
Recognized during the period	2,803	102	20	(132)
Cumulative amount at December 31	$2,823	$(30)	$20	$(132)

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

17. Employee future benefits (cont’d):

The significant actuarial assumptions adopted in measuring the fair value of benefit obligations at December 31, 2011 and 2010 were as follows:

	2011		2010
	Pension	Other	Pension	Other
	plan	benefit plan	plan	benefit plan
Discount rate	4.3%	4.3%	5.5%	5.5%
Rate of compensation increase	n/a	n/a	n/a	n/a

The significant actuarial assumptions adopted in determining net expense for the years ended December 31, 2010 and 2009 were as follows:

	2011		2010
	Pension	Other	Pension	Other
	plan	benefit plan	plan	benefit plan
Discount rate	5.5%	5.5%	6.0%	6.0%
Expected return on plan assets	7.0%	7.0%	7.0%	n/a
Rate of compensation increase	n/a	n/a	n/a	n/a

The assumed health care cost trend rates applicable to the other benefit plans at December 31, 2010 and 2009 were as follows:

	2011	2010
Initial medical health care cost trend rate	8.0%	8.5%
Initial dental health care cost trend rate	5.0%	5.0%
Cost trend rate declines to medical and dental	5.0%	5.0%
Year that the medical rate reaches the rate it is assumed to remain at	2017	2017
Year that the dental rate reaches the rate it is assumed to remain at	2009	2009

A one-percentage-point change in assumed health care cost trend rates would not have a material impact on the Corporation’s financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18. Equity:

(a) Authorized and issued:

Unlimited number of common shares, voting, without par value.

Unlimited number of preferred shares, issuable in series.

At December 31, 2011, 84,550,524 (2010 – 84,148,465) common shares are issued and outstanding.

(b) Share option plan:

The Corporation has options outstanding under a consolidated share option plan. All directors, officers and employees of the Corporation, and its subsidiaries, are eligible to participate in the share option plans although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in both Canadian and U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes.

All options have a term of seven to ten years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third and fourth years after granting.

As at December 31, 2011, options outstanding from the consolidated share option plan was as follows:

	Options for	Weighted average
Balance	common shares	exercise price
At January 1, 2010	5,867,851	$19.18
Options granted	1,709,737	2.31
Options exercised	(72,491)	1.30
Options forfeited	(589,408)	9.48
Options expired	(233,100)	190.90
At December 31, 2010	6,682,589	10.84
Options granted	1,874,369	1.99
Options exercised	(25,834)	1.27
Options forfeited	(260,016)	7.62
Options expired	(655,139)	46.52
At December 31, 2011	7,615,969	$5.54

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18. Equity (cont’d):

(b) Share option plan (cont’d):

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2011:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual life	exercise	Number	exercise
Range of exercise price	outstanding	(years)	price	exercisable	price
$1.01 – $1.92	1,794,152	4.9	$1.54	965,601	$1.56
$2.06 – $2.36	3,104,218	5.7	2.21	540,950	2.35
$3.05 – $5.00	569,034	3.2	4.74	569,034	4.74
$5.69 – $7.82	1,405,766	3.3	7.19	1,405,766	7.19
$10.00 – $14.43	292,955	1.5	13.57	292,955	13.57
$17.99 – $38.10	449,844	0.4	35.12	449,844	35.12
	7,615,969	4.4	$5.54	4,224,150	$8.37

The Corporation uses the fair-value method for recording employee and director share option grants. During 2011, compensation expense of $1,743,000 (2010 - $1,634,000) was recorded in net income as a result of fair value accounting for share options granted. The share options granted during the year had a weighted average fair value of $1.14 (2010 - $1.23) and vesting periods of three years.

The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2011	2010
Expected life	5 years	5 years
Expected dividends	Nil	Nil
Expected volatility	63%	65%
Risk-free interest rate	3%	3%

(c) Share distribution plan:

The Corporation has a consolidated share distribution plan that permits the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and to encourage future contribution to the Corporation. At December 31, 2011, there were 440,268 (2010 – 1,089,491) shares available to be issued under this plan.

No compensation expense was recorded against income during the years ended December 31, 2011 and 2010 for shares distributed, and to be distributed, under the plan.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18. Equity (cont’d):

(d) Deferred Share Units:

Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors may elect to receive all or part of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation’s share distribution plan.

Balance	DSUs for common shares
At January 1, 2010	316,152
DSUs exercised	(25,355)
At December 31, 2010 and 2011	290,797

No compensation expense was recorded against income during the years ended December 31, 2011 and 2010.

(e) Restricted Share Units:

Restricted share units (“RSUs”) are granted to employees and executives. Each RSU is convertible into one common share. The RSUs vest after a specified number of years from the date of issuance, and under certain circumstances, are contingent on achieving specified performance criteria.

The Corporation has two plans under which RSUs may be granted, the consolidated share distribution plan and the market purchase RSU plan. Awards under the consolidated share distribution plan (note 18 (c)) are satisfied by the issuance of treasury shares on maturity. Awards granted under the market purchase RSU Plan are satisfied by shares purchased on the open market by a trust established for that purpose. During 2011, the Corporation repurchased 230,211 (2010 – 269,877) common shares through the trust for cash consideration of $327,000 (2010 – $559,000) for the purpose of funding future grants under the Market Purchase RSU Plan. As at December 31, 2011 the Corporation held 309,089 shares as treasury shares.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18. Equity (cont’d):

(e) Restricted Share Units (cont’d):

	RSUs for common shares
	Share	Market
Balance	Distribution Plan	Purchase Plan	Total RSUs
At January 1, 2010	1,241,016	380,733	1,621,749
RSUs granted	-	893,370	893,370
RSUs exercised	(154,006)	(38,990)	(192,996)
RSUs forfeited	(235,040)	(176,015)	(411,055)
At December 31, 2010	851,970	1,059,098	1,911,068
RSUs granted	-	1,351,516	1,351,516
RSUs exercised	(660,522)	(371,626)	(1,032,148)
RSUs forfeited	(4,975)	(52,084)	(57,059)
At December 31, 2011	186,473	1,986,904	2,173,377

The fair value of RSU grants is measured based on the stock price of the shares underlying the RSU on the date of grant. During 2011, compensation expense of $870,000 (2010 - $1,944,000) was recorded against income.

19. Operating leases:

The Corporation leases a facility at its Burnaby, Canada location, which has been assessed as an operating lease. The facility has a lease term expiring in 2019, with renewal options after that date.

At December 31, 2011, the Corporation is committed to payments under operating leases as follows:

Less than 1 year	$2,465
1-3 years	4,987
4-5 years	5,379
Thereafter	10,739
Total minimum lease payments	$23,570

20. Commitments and contingencies:

The Corporation has agreed to pay royalties in respect of sales of certain fuel cell-based stationary power products under two development programs with Canadian government agencies. The total combined royalty is limited in any year to 4% of revenue from such products. Under the terms of the Utilities Development Program (Phase 1) with the Governments of Canada and British Columbia, total royalties are payable to a maximum equal to the original amount of the government contributions of CDN$10,702,000. During 2009, a Canadian government agency agreed to terminate potential royalties payable of CDN $5,351,000 in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 1). As at December 31, 2011, no royalties have been incurred for Phase 1.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20. Commitments and contingencies (cont’d):

Under the terms of the Utilities Development Program (Phase 2) with Technology Partnerships Canada (“TPC”) total royalties are payable to a maximum of CDN$38,329,000. As at December 31, 2011, a total of CDN $5,320,000 in royalty repayments have been incurred for Phase 2. The Corporation has made no Phase 2 royalty repayments in 2011 and 2010.

Original maximum payable amount under Phase 1 and 2	CDN$	49,031
Termination of potential royalties payable		(5,350)
Prior year payments applied		(5,320)
Maximum payable amount, December 31, 2011	CDN$	38,361

Maximum payable amount, December 31, 2011	US$	37,719

At December 31, 2011, the Corporation has outstanding commitments aggregating up to a maximum of $867,000 (2010 - $1,156,000) relating primarily to purchases of property, plant and equipment.

The Corporation is also committed to make future investments totaling $98,000 in Chrysalix (note 11).

The Corporation has agreed to pay royalties in respect of sales of Ballard fuel cells or fuel cell systems under a July 31, 1996 Fuel Cell Bus Program Agreement (“FC Bus Agreement”), with Province of British Columbia, BC Transit, and BC Transportation Financing Authority (“BCTFA”). Under the terms of FC Bus Agreement, the royalty payable is at a rate of 2% on deferred sales of such products for commercial transit application to a maximum of $2,163,000 (CDN$ 2,200,000). No royalties have been paid to date.

On December 31, 2008, the Corporation completed a restructuring transaction with Superior Plus Income Fund (“Superior Plus”), which included an indemnification agreement (the “Indemnity Agreement”), which sets out the parties’ continuing obligations to the other. The Indemnity Agreement provides for the indemnification by each of the parties to the other for breaches of representations and warranties or covenants, as well as, in the Corporation’s case, any liability relating to the business which is suffered by Superior Plus. The Corporation’s indemnity to Superior Plus with respect to representation relating to the existence of the Corporation’s tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of $7,227,000 (CDN $7,350,000) with a threshold amount of $492,000 (CDN $500,000) before there is an obligation to make a payment. The Indemnity Agreement also provides for adjustments to be paid by the Corporation, or to the Corporation, depending on the final determination of the amount of 2008 Canadian non-capital losses, scientific research and development expenditures and investment tax credits, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed.

At December 31, 2011, no amount payable or receivable has been accrued as a result of the Indemnity Agreement.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

21. Personnel expenses:

Personnel expenses are included in cost of product and services revenues, research and product development expense, general and administrative expense, and sales and marketing expense.

	December 31,	December 31,
	2011	2010
Salaries and employee benefits	$55,362	$53,014
Share-based compensation (note 18)	2,646	3,579
	$58,008	$56,593

22. Income taxes:

(a) Current tax expense:

The components of income tax benefit / (expense) included in the determination of the profit (loss) comprise of:

	2011	2010
Current tax expense
Current period income tax	$102	$3
Withholding tax	135	-
Adjustment for prior periods	146	-
Total current tax expense	$383	$3

Deferred tax expense
Origination and reversal of temporary differences	$8,907	$61,850
Adjustments for prior periods	(907)	(20,700)
Change in unrecognized deductible temporary differences	(8,000)	(41,150)
Total deferred tax expense	$-	$-

Total income tax expense	$383	$3

The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for companies. The principal factors causing the difference are as follows:

	2011	2010
Net loss before income taxes	$(36,156)	$(35,439)
Expected tax expense (recovery) at 26.5% (2010–28.5%)	$(9,581)	$(10,100)
Increase (reduction) in income taxes resulting from:
Non-deductible portion of capital gain (loss)	2,838	(1,289)
Non-deductible expenses (non-taxable income)	700	1,113
Investment tax credits earned	(4,352)	(4,559)
Foreign tax rate differences	349	658
Losses and other deductions for which no benefit has been recorded	10,429	14,180
Income taxes	$383	$3

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

22. Income taxes (cont’d):

(b) Recognized deferred tax:

At December 31, 2011, the Corporation did not have any deferred tax liabilities resulting from temporary differences recognized for financial statement and income tax purposes.

(c) Unrecognized deferred tax:

At December 31, 2011, the Corporation did not have any deferred tax liabilities resulting from temporary differences for financial statement and income tax purposes.

	2011	2010
Deferred tax assets
Scientific research expenditures	$11,647	$9,350
Investment in associated companies	2,246	2,296
Accrued warranty liabilities	8,454	7,965
Losses from operations carried forward	17,373	14,695
Capital losses carried forward	30,681	30,681
US investment tax credits	827	707
Investment tax credits	15,188	12,049
Property, plant and equipment and intangible assets	48,465	49,139
Deferred tax assets offset against deferred tax liabilities	-	-
Deferred tax asset not recognized	$134,881	$126,882

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits.

The Corporation has available to carry forward the following as at December 31:

	2011	2010
Canadian scientific research expenditures	$46,587	$37,398
Canadian losses from operations	23,075	19,652
Canadian investment tax credits	17,984	13,990
German losses from operations for corporate tax purposes	227	220
U.S. federal losses from operations	13,287	14,727
U.S. state losses from operations	1,972	1,703
U.S. research and development and investment tax credits	825	707
U.S. capital losses	90,237	90,237
Denmark losses from operations	27,534	18,359

The Canadian scientific research expenditures may be carried forward indefinitely. The Canadian loses from operations may be used to offset future Canadian taxable income and expire over the period from 2028 to 2031.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

22. Income taxes (cont’d):

(c) Unrecognized deferred tax (cont’d):

The German and Denmark losses from operations may be used to offset future taxable income in Germany and Denmark for corporate tax and trade tax purposes and may be carried forward indefinitely.

The U.S. federal losses from operations may be used to offset future U.S. taxable income and expire over the period from 2012 to 2030. The U.S. states losses from operations arising in California may be used to offset future state taxable income and may be carried forward for ten years. The U.S. federal and state research and development and investment tax credits are available to reduce future U.S. taxable income and expire over the period from 2012 to 2030. The U.S. capital losses are available to reduce U.S. capital gains and expire over the period from 2012 to 2013.

The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire as follows:

2012	$61
2013	119
2014	104
2015	-
2016	93
2017	103
2029	7,245
2030	5,073
2031	5,186
$17,984

23. Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, together with its subsidiaries and affiliates. The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties, which are in accordance with normal trade practices. Transactions between the Corporation and its subsidiaries are eliminated on consolidation.

Balances with related parties:	2011	2010
Trade receivables	$-	$153
Trade payables	$260	$517

Transactions during the year with related parties:	2011	2010
Revenues	$-	$134
Purchases	$744	$1,301

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

23. Related party transactions (cont’d):

The Corporation provides key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Corporation’s share-based compensation plans (note 18).

In addition to cash and equity compensation, the Corporation provides the executive officers with certain personal benefits, including car allowance, medical benefit program, long and short-term disability coverage, life insurance and an annual medical and financial planning allowance.

In accordance with the employment agreements of the executive officers, the Corporation is required to provide notice of 12 months plus one month for every year of employment completed with the Corporation, to a maximum of 24 months, or payment in lieu of such notice, consisting of the salary, bonus and other benefits that would have been earned during such notice period. If there is a change of control, and if the executive officer’s employment is terminated, including a constructive dismissal, within 2 years following the date of a change of control, the executive officer is entitled to a payment equivalent to payment in lieu of a 24 month notice period.

Key management personnel compensation is comprised of:

	2011	2010
Salaries and employee benefits	$3,744	$4,390
Post-employment retirement benefits	79	75
Termination benefits	425	-
Share-based compensation (note 18)	1,136	1,638
	$5,384	$6,103

24. Supplemental disclosure of cash flow information:

Non-cash financing and investing activities:	2011	2010
Compensatory shares	$2,046	$540
Assets acquired under finance lease (note 8)	$1,906	$12,180

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

25. Operating segments:

The Corporation’s business operates in three market segments:

  Fuel Cell Products: fuel cell products and services for motive power (material handling and bus markets) and stationary power (backup power and distributed generation markets) applications; and engineering services for a variety of fuel cell applications;

  Contract Automotive: contract manufacturing services provided primarily for Daimler AG;

  Material Products: carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDL”) for fuel cells.

In 2011, the Corporation completed its manufacturing services contract for the supply of automotive fuel cell modules to Daimler AG. As a result, the Contract Automotive segment will cease to be an operating segment as of December 31, 2011. The Corporation has restated its comparative operating segment information to align to its current composition of operating segments. Revenues relating to engineering services previously recorded in the Contract Automotive segment of $1,460,000 for the year ended December 31, 2010, have been reallocated to the Fuel Cell Products segment.

Segment revenues and segment income (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product and service revenues and expenses for which management is held accountable. Segment expenses include research and product development costs directly attributable to individual segments.

Costs associated with shared services and other shared costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development that are not attributable to individual segments, sales and marketing, and general and administrative, which apply generally across all segments and are reviewed separately by senior management.

A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property, are common across the segments. Therefore, management does not classify asset information on a segmented basis. Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

25. Operating segments (cont’d):

	2011	2010
Total revenues
Fuel Cell Products	$46,468	$34,244
Contract Automotive	9,305	9,811
Material Products	20,236	20,964
	$76,009	$65,019
Segment income (loss) for the year (1)
Fuel Cell Products	$(1,305)	$(8,762)
Contract Automotive	1,803	1,755
Material Products	5,852	7,689
Total	6,350	682
Corporate amounts
Research and product development	(17,945)	(19,299)
General and administrative	(12,500)	(14,777)
Sales and marketing	(9,488)	(9,113)
Net finance loss	(1,197)	(965)
Gain on sale of property, plant and equipment	734	4
Gain on sale of assets	-	8,032
Impairment loss on property, plant and equipment	(1,727)	-
Loss before income tax	$(35,773)	$(35,436)

(1)	Research and product development costs directly related to segments are included in segment income (loss) for the year.

In 2011, sales to a single customer of $18,119,000 exceeded 10% of total revenue, of which $7,264,000 were included in revenues from the Fuel Cell Products segment and $10,855,000 were included in revenues from the Contract Automotive segment. In addition, sales to a single customer group of $11,518,000 in the Material Products segment exceeded 10% of total revenue.

In 2010, sales to a single customer of $16,359,000 exceeded 10% of total revenue, of which $8,107,000 were included in revenues from the Fuel Cell Products segment and $8,252,000 were included in revenues from the Contract Automotive segment. In addition, sales to a single customer group of $13,586,000 in the Material Products segment exceeded 10% of total revenue.

Revenues by geographic area, which are attributed to countries based on customer location for the years ended December 31, is as follows:

Revenues	2011	2010
Canada	$9,320	$5,070
U.S.	27,842	31,179
Germany	19,771	17,465
United Kingdom	3,868	5,733
Denmark	2,631	1,048
Belgium	4,992	513
Brazil	2,810	-
Other countries	4,775	4,011
	$76,009	$65,019

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

25. Operating segments (cont’d):

Non-current assets by geographic area is as follows:

	December 31,	December 31,	January 1,
Non-current assets	2011	2010	2010
Canada	$76,728	$78,180	$78,450
U.S.	8,635	9,698	10,620
Germany	59	59	59
Denmark	1,962	2,692	-
	$87,384	$90,629	$89,129

26. Financial instruments:

(a) Fair value:

The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, accounts receivables, long-term investments, accounts payable and accrued liabilities, and obligations under capital lease. The fair values of cash, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments. The Corporation’s long-term investments are not actively traded, therefore management estimates fair value using valuation techniques that require inputs that are unobservable, including inputs made available by its investees (i.e. Level 3 of the fair value hierarchy). The interest rates applied to the obligations under capital lease are not considered to be materially different from market rates, thus the carrying value of obligations under capital lease approximate fair value. The carrying value of cash equivalents and short-term investments equal their fair values as they are classified as held for trading.

Fair value measurements recognized in the balance sheet must be categorized in accordance with the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e., derived from prices);

(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Corporation categorized the fair value measurement of its cash, cash equivalents and short-term investments in Level 1 as they are primarily derived directly from reference to quoted (unadjusted) prices in active markets.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

26. Financial instruments (cont’d):

(b) Financial risk management:

The Corporation primarily has exposure to currency exchange rate risk, interest rate risk and credit risk. These risks arise primarily from the Corporation’s holdings of U.S. and Canadian dollar denominated cash and cash equivalents and short-term investments.

	2011				2010
	Canadian	U.S. dollar	Other (1)	Total	Canadian	U.S. dollar	Other (1)	Total
	dollar	portfolio			dollar	portfolio
	portfolio(1)				portfolio(1)
Cash and cash
equivalents	$9,421	$10,284	$611	$20,316	$16,759	$33,947	$1,231	$51,937
Short-term	25,878	-	-	25,878	9,492	13,016	-	22,508
investments
Total cash, cash
equivalents and
short-term
investments	$35,299	$10,284	$611	$46,194	$26,251	$46,963	$1,231	$74,445

(1)	U.S. dollar equivalent

Changes arising from these risks could impact the Corporation’s reported investment and other income through either changes to investment income or foreign exchange gains or losses. Reported finance income and expenses and other income are as follows:

	2011	2010
Investment income	$303	$323
Other income	-	224
Pension costs	(37)	(124)
Foreign exchange loss	(71)	(527)
Finance income (loss) and other	$195	$(104)
Finance expense	$(1,392)	$(861)

The Corporation did not realize any material gains or losses on its accounts receivable or its financial liabilities measured at amortized cost.

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and short-term investments and its Canadian dollar denominated purchases and accounts payable. Substantially all receivables are denominated in U.S. dollars.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

26. Financial instruments (cont’d):

(b) Financial risk management (cont’d):

Foreign currency exchange rate risk (cont’d)

The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash, cash equivalents and short-term investments in amounts up to 100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating a natural hedge. Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure. At December 31, 2011, the Corporation had Canadian dollar cash, cash equivalents and short-term investments of CDN $35,899,000, and outstanding forward foreign exchange contracts outstanding to sell a total of CDN $7,000,000 in 2012 at an average rate of CDN $1.02 to US $1.00.

The following exchange rates applied during the year ended December 31, 2011:

	$U.S. to $1.00 CDN	$CDN to $1.00 $U.S.
January 1, 2011 Opening rate	$1.005	$0.995
December 31, 2011 Closing rate	0.983	1.017
Fiscal 2011 Average rate	1.011	0.989

Based on cash, cash equivalents and short-term investments held at December 31, 2011, a 10% increase in the Canadian dollar against the U.S. dollar, with all other variables held constant, would result in an increase in foreign exchange gains of approximately $3,530,000 recorded against net income.

If the Canadian dollar weakened 10% against the U.S. dollar, there would be an equal, and opposite impact, on net income. This sensitivity analysis includes foreign currency denominated monetary items, and adjusts their translation at year-end, for a 10% change in foreign currency rates.

Interest rate risk

Interest rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash, cash equivalents and short-term investments. The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

Based on cash, cash equivalents and short-term investments at December 31, 2011, a 0.25% decline in interest rates, with all other variables held constant, would result in a decrease in investment income $115,000, arising mainly as a result of an increase in the fair value of fixed rate financial assets classified as held-for-trading. If interest rates had been 0.25% higher, there would be an equal and opposite impact on net income.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

26. Financial instruments (cont’d):

(b) Financial risk management (cont’d):

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Corporation’s cash, cash equivalents, short-term investments and accounts receivable. The Corporation limits its exposure to credit risk on cash, cash equivalents and short-term investments by only investing in liquid, investment grade securities. The Corporation manages its exposure to credit risk on accounts receivable by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continuously monitors these exposures.

27. Transition to IFRS:

As stated in note 2(a), these are the Corporation’s first consolidated financial statements prepared in accordance with IFRS. The accounting policies set out in note 3 have been applied in preparing the financial statements for the year ended December 31, 2011, the comparative information presented in these financial statements for the year ended December 31, 2010 and in the preparation of the opening IFRS statement of financial position at January 1, 2010 (the Corporation’s “Transition Date”).

In preparing its opening IFRS statement of financial position, the Corporation has adjusted amounts reported previously in financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The following is an explanation of how the transition from Canadian GAAP to IFRS has affected the Corporation’s financial position, financial performance and cash flows.

(i) IFRS 1, First-Time Adoption of International Financial Reporting Standards:

IFRS 1, First-Time Adoption of International Financial Reporting Standard, permits those companies adopting IFRS for the first time to take certain exemptions from the full requirements of IFRS at the time of transition. The following are the initial IFRS 1 mandatory elections and optional exemptions applied by the Corporation upon initial adoption of IFRS from Canadian GAAP:

Estimates:

Hindsight is not used to create or revise estimates. The estimates previously made by the Corporation under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any differences in accounting policies.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27. Transition to IFRS (cont’d):

(i) IFRS 1, First-Time Adoption of International Financial Reporting Standards (cont’d):

Share-based payments:

The Corporation has elected to apply IFRS 2, Share-based Payments, to all equity instruments granted after November 7, 2002 that had not vested as of the Transition Date and elected not to apply the standard to any equity instruments issued prior to this date.

Business combinations:

The Corporation has elected to prospectively apply IFRS 3, Business Combinations, from the Transition Date, rather than retrospectively restating all business combinations that have occurred prior to the Transition Date. As such, any goodwill arising from past business combinations have not been adjusted from the carrying value previously determined under Canadian GAAP.

Currency translation differences:

The Corporation has elected to reset its historical cumulative translation gains and losses to nil at the Transition Date, rather than to retrospectively apply IAS 21, The Effects of Changes in Foreign Exchange Rates. Historical cumulative translation adjustments arose prior to 2001 and totaled $236,000. These were a result of the consolidation method applied at the time to the Corporation’s German subsidiary.

Employee benefits:

The Corporation has elected to disclose comparative information with regards to the defined benefit pension plan and other benefit plans for the current and previous period, rather than the previous four periods as required under IAS 19, Employee Benefits.

In addition, the Corporation has elected to apply the optional election in IFRS 1 and recognize all cumulative unrecognized actuarial gains and losses through retained earnings as at the Transition Date.

Decommissioning liabilities:

The Corporation has elected not to retrospectively restate its decommissioning liabilities. The Corporation elected rather to calculate the provision per IFRS 37, Provisions, Contingent Liabilities and Contingent Assets, at the Transition Date, as if the obligation arose at that date. The calculated value was then discounted to the date the obligation first arose and then the provision was accreted up to the Transition Date.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27. Transition to IFRS (cont’d):

(ii) Reconciliations of Canadian GAAP to IFRS:

Reconciliation of equity from Canadian GAAP to IFRS as at:

		January 1,	December 31,
		2010	2010
Shareholders’ equity under Canadian GAAP		$158,920	$127,875
Differences:
Decommissioning liabilities	a	(1,330)	(1,381)
Sale and leaseback gain on operating lease	d	-	3,089
Total equity under IFRS		$157,590	$129,583

Reconciliation of comprehensive loss from Canadian GAAP to IFRS for the year ended:

			December 31,
			2010
Net loss and comprehensive loss under Canadian GAAP			$(38,843)
Differences:
Decommissioning liabilities		a	(51)
Share-based payments		b	478
Sale and leaseback gain on operating lease		d	3,089
Defined benefit plan actuarial gain		e	(112)
Total net loss under IFRS			(35,439)
Defined benefit plan actuarial gain		e	112
Total comprehensive loss under IFRS			$(35,327)

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27. Transition to IFRS (cont’d):

(ii) Reconciliations of Canadian GAAP to IFRS (cont’d):

Reconciliation of the Canadian GAAP consolidated statement of financial position as at January 1, 2010 to IFRS:

			Effect of	Effect of
			transition to	transition to
		Canadian	IFRS	IFRS
	Note	GAAP	Adjustments	Reclassifications	IFRS
Assets

Current assets:
Cash and cash equivalents		$43,299	$-	$-	$43,299
Short-term investments		38,932	-	-	38,932
Trade and other receivables		12,903	-	-	12,903
Inventories		9,168	-	-	9,168
Prepaid expenses and other		2,114	-	-	2,114
current assets
Total current assets		106,416	-	-	106,416

Property, plant and equipment	a	39,320	197	-	39,517
Intangible assets		824	-	-	824
Goodwill		48,106	-	-	48,106
Investments		632	-	-	632
Other long-term assets		50	-	-	50
Total assets		$195,348	$197	$-	$195,545

Liabilities and Equity

Current liabilities:
Trade and other payables	i	$20,321	$-	$(3,812)	$16,509
Deferred revenue		1,607	-	-	1,607
Current portion of finance lease		316	-	-	316
liability
Provisions	i	7,813	-	3,812	11,625
Total current liabilities		30,057	-	-	30,057

Finance lease liability		1,739	-	-	1,739
Provisions	a	1,321	1,527	-	2,848
Employee future benefits		3,311	-	-	3,311
Total liabilities		36,428	1,527	-	37,955

Equity:
Share capital		835,565	-	-	835,565
Treasury shares		(207)	-	-	(207)
Contributed surplus	b	284,510	1,304	-	285,814
Accumulated deficit	a, b, c	(960,712)	(2,870)	-	(963,582)
Accumulated other comprehensive	c	(236)	236	-	-
loss
Total equity		158,920	(1,330)	-	157,590
Total liabilities and equity		$195,348	$197	$-	$195,545

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27. Transition to IFRS (cont’d):

(ii) Reconciliations of Canadian GAAP to IFRS (cont’d):

Reconciliation of the Canadian GAAP consolidated statement of financial position as at December 31, 2010 to IFRS:

			Effect of	Effect of
			transition to	transition to
		Canadian	IFRS	IFRS
	Note	GAAP	Adjustments	Reclassifications	IFRS
Assets

Current assets:
Cash and cash equivalents		$51,937	$-	$-	$51,937
Short-term investments		22,508	-	-	22,508
Trade and other receivables		11,614	-	-	11,614
Inventories		12,382	-	-	12,382
Prepaid expenses and other		957	-	-	957
current assets
Total current assets		99,398	-	-	99,398

Property, plant and equipment	a	36,706	239	-	36,945
Intangible assets		2,975	-	-	2,975
Goodwill		48,106	-	-	48,106
Investments		673	-	-	673
Long-term trade receivables		1,596	-	-	1,596
Other long-term assets		334	-	-	334
Total assets		$189,788	$239	$-	$190,027

Liabilities and Equity

Current liabilities:
Trade and other payables	i	$23,334	$-	$(1,449)	$21,885
Deferred revenue		2,506	-	-	2,506
Current portion of finance lease		681	-	-	681
liability
Provisions	i	8,570	-	1,449	10,019
Total current liabilities		35,091	-	-	35,091

Finance lease liability		13,354	-	-	13,354
Deferred gain	d	9,036	(3,089)	-	5,947
Provisions	a	1,482	1,620	-	3,102
Employee future benefits		2,950	-	-	2,950
Total liabilities		61,913	(1,469)	-	60,444

Equity:
Share capital		836,245	-	-	836,245
Treasury shares		(670)	-	-	(670)
Contributed surplus	b	288,618	826	-	289,444
Accumulated deficit	a, b, c, d	(995,669)	646	-	(995,023)
Accumulated other	c	(236)	236	-	-
comprehensive loss
Total equity attributable to		128,288	1,708	-	129,996
equity holders
Dantherm Power A/S non-		(413)	-	-	(413)
controlling interests
Total equity		127,875	1,708	-	129,583
Total liabilities and equity		$189,788	$239	$-	$190,027

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27. Transition to IFRS (cont’d):

(ii) Reconciliations of Canadian GAAP to IFRS (cont’d):

Reconciliation of the Canadian GAAP consolidated statement of comprehensive loss for the year-ended December 31, 2010 to IFRS:

			Effect of	Effect of
			transition to	transition to
		Canadian	IFRS	IFRS
	Note	GAAP	Adjustments	Reclassifications	IFRS
Revenues:
Product and service revenues		$65,019	$-	$-	$65,019
Cost of product and service	a, b	54,808	79	-	54,887
revenues
Gross margin		10,211	(79)	-	10,132

Operating expenses:
Research and product	b, d, j	23,812	(46)	4,983	28,749
development
General and administrative	b, j	13,315	(271)	1,733	14,777
Sales and marketing	b, j	8,861	(14)	266	9,113
Restructuring and related costs	j	285	-	(285)	-
Acquisition charges	j	243	-	(243)	-
Depreciation and amortization	j	6,454	-	(6,454)	-
Total operating expenses		52,970	(331)	-	52,639

Operating loss		(42,759)	252	-	(42,507)
Finance income	a, e	128	(232)	-	(104)
Finance expense	a	(974)	113	-	(861)
Net finance income (loss)		(846)	(119)	-	(965)
Gain on sale of assets	d	4,765	3,271	-	8,036
Loss before income taxes		(38,840)	3,404	-	(35,436)
Income tax (recovery)		3	-	-	3
Net loss		(38,843)	3,404	-	(35,439)
Defined benefit plan actuarial gain	e	-	112	-	112
Comprehensive loss		$(38,843)	$3,516	$-	$(35,327)

Net loss attributable to:
Ballard Power Systems Inc.		$(34,936)	$3,404	$-	$(31,532)
Dantherm Power A/S non-controlling interest		(3,907)	-	-	(3,907)
Net loss		$(38,843)	$3,404	$-	$(35,439)

Comprehensive loss attributable to:
Ballard Power Systems Inc.		$(34,936)	$3,516	$-	$(31,420)
Dantherm Power A/S non-controlling interest		(3,907)	-	-	(3,907)
Comprehensive loss		$(38,843)	$3,516	$-	$(35,327)

Basic and diluted loss per share		$(0.42)	$0.05	$-	$(0.37)
attributable to Ballard Power
Systems Inc.
Weighted average number of common		84,102,315	84,102,315	84,102,315	84,102,315
shares outstanding

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27. Transition to IFRS (cont’d):

(ii) Reconciliations of Canadian GAAP to IFRS (cont’d):

The following is a summary of the effects of the differences between IFRS and Canadian GAAP on the Corporation’s accounting policies, statement of financial position, and statement of comprehensive income for periods previously reported under Canadian GAAP subsequent to the Transition Date to IFRS. The adoption of IFRS did not change the Corporation’s actual cash flows, but has resulted in changes to the Corporation’s statements of financial position and comprehensive loss.

(a) Decommissioning liabilities

Under both Canadian GAAP and IFRS, the Corporation is required to determine a best estimate of asset retirement obligations (termed decommissioning liabilities under IFRS) for all of the Corporation’s facilities. Under IFRS, the liability is measured by applying the risk-free discount rate to the estimated total cost of decommissioning each reporting period whereas under Canadian GAAP the liability was measured using a company-specific discount rate. As a result of the application of a lower discount rate under IFRS, adjustments to increase provisions and other long-term liabilities and property, plant and equipment were recorded by the Corporation. The impact arising from the change is summarized as follows:

	January 1,	December 31,
Consolidated statement of financial position	2010	2010
Increase to property, plant and equipment	$197	$239
Increase to provisions and other long-term liabilities	(1,527)	(1,620)
Increase to accumulated deficit	$(1,330)	$(1,381)

		Year ended
		December 31,
Consolidated statement of comprehensive income		2010
Increase to cost of product and service revenues		$(44)
Decrease to finance income and other		(120)
Decrease to finance expense		113
Increase to net loss and comprehensive loss		$(51)

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27. Transition to IFRS (cont’d):

(ii) Reconciliations of Canadian GAAP to IFRS (cont’d):

(b) Share-based payments

Under Canadian GAAP, the Corporation valued stock-based compensation that vests in tranches as a single grant. IFRS requires that each vesting tranche be valued individually as a separate grant. Therefore under IFRS, the fair value of each share-based compensation tranche will be amortized over each tranche’s vesting period instead of recognizing the entire award on a straight-line basis over the term of the grant.

As a result of this difference, the Corporation has recorded a charge to contributed surplus for vested stock-based compensation awards. The impact arising from the change is summarized as follows:

	January 1,	December 31,
Consolidated statement of financial position	2010	2010
Increase to contributed surplus	$(1,304)	$(826)
Increase to accumulated deficit	$(1,304)	$(826)

		Year ended
		December 31,
Consolidated statement of comprehensive income		2010
Increase to cost of product and service revenues		$(35)
Decrease to research and product development		228
Decrease to general and administrative		271
Decrease to sales and marketing		14
Decrease to net loss and comprehensive loss		$478

(c) Accumulated other comprehensive loss

As stated in note 27(i), the Corporation has elected to reset its historical cumulative translation loss to nil at the Transition Date and therefore the Corporation has recorded a charge to accumulated deficit in the IFRS opening statement of financial position. The impact arising from the change is summarized as follows:

	January 1,	December 31,
Consolidated statement of financial position	2010	2010
Decrease to accumulated other comprehensive loss	$(236)	$(236)
Increase to accumulated deficit	$(236)	$(236)

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27. Transition to IFRS (cont’d):

(ii) Reconciliations of Canadian GAAP to IFRS (cont’d):

(d) Accelerated recognition of sale and leaseback gains

Under Canadian GAAP, sale and leaseback gains are deferred and amortized over the term of the lease when the leaseback is classified as an operating lease. Under IFRS, such gains may be recognized upfront if the sale and leaseback transaction results in an operating lease, and is undertaken at fair value.

As a result of this difference, the land component of the March 2010 sale and leaseback of the Corporation’s head office building has been determined to meet the IFRS criteria to be treated as an operating lease. The unamortized portion of the deferred gain attributed to the land leaseback has been recognized in 2010 net income and the related deferred gain derecognized in 2010. The impact arising from the change is summarized as follows:

	January 1,	December 31,
Consolidated statement of financial position	2010	2010
Decrease to deferred gain	$-	$3,089
Decrease to accumulated deficit	$-	$3,089

		Year ended
		December 31,
Consolidated statement of comprehensive income		2010
Increase to research and product development		$(182)
Increase to gain on sale of assets		3,271
Decrease to net loss and comprehensive loss		$3,089

(e) Employee future benefits

Under IFRS, actuarial gains and losses arising from defined benefit plans and post-retirement benefit plans may be recorded immediately in either net income or other comprehensive income. Under Canadian GAAP, the Corporation’s accounting policy was to recognize actuarial gains and losses in net income. On adoption of IFRS, the Corporation has elected to recognize actuarial gains and losses in other comprehensive income. This is an accounting policy change made by the Corporation subsequent to the release of its first consolidated interim financial statements under IFRS. The impact arising from the change from prior Canadian GAAP is summarized as follows:

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27. Transition to IFRS (cont’d):

(ii) Reconciliations of Canadian GAAP to IFRS (cont’d):

(e) Employee future benefits (cont’d)

Year ended
December 31,
Consolidated statement of comprehensive income	2010
Decrease to finance income and other	$(112)
Increase to net loss	(112)
Increase to defined benefit plan actuarial gain	112
Comprehensive loss	$-

(f) Foreign currency translation of subsidiary (Dantherm Power A/S)

Under IFRS, the functional currency of the subsidiary determines the translation methodology. As Dantherm Power’s functional currency has been assessed as the Danish Kroner under IFRS, Dantherm Power will be consolidated under IFRS using the current rate method. Under Canadian GAAP, Dantherm Power was translated using the temporal method. The impact arising from the change is not considered to be material.

(g) Property, plant and equipment

Under IFRS, property, plant and equipment may be accounted for using either a cost or revaluation model. The Corporation has elected to use the cost model for all classes of property, plant and equipment. This is consistent with the Corporation’s accounting policy under Canadian GAAP and hence has no impact on the Corporation’s property, plant and equipment balances.

(h) Impairment of assets

If there is an indication that an asset may be impaired, an impairment test must be performed. Under Canadian GAAP, this is a two-step impairment test in which (i) undiscounted future cash flows are compared to the carrying value; and (ii) if those undiscounted cash flows are less than the carrying value, the asset is written down to fair value.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27. Transition to IFRS (cont’d):

(ii) Reconciliations of Canadian GAAP to IFRS (cont’d):

(h) Impairment of assets (cont’d)

Under IFRS, an entity is required to assess, at the end of each reporting period, whether there is any indication that an asset may be impaired. If such a condition exists, the entity shall estimate the recoverable amount of an asset by performing a one-step impairment test, which requires a comparison of the carrying value of an asset to the higher of (1) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state. In addition, IFRS requires property, plant and equipment, goodwill and intangible assets to be assessed for impairment at the cash-generating unit (“CGU”) level, rather than the reporting unit level considered by Canadian GAAP. As a result of this difference, in principle, impairment write downs may be more likely under IFRS than under Canadian GAAP.

Also under IFRS, when circumstances have changed such that impairments have been reduced, any previous impairment losses on assets other than goodwill and indefinite-lived intangible assets should be reversed while Canadian GAAP prohibits the reversal of impairment losses.

The Corporation has concluded that the adoption of these standards does not result in a change to the carrying value of the Corporation’s property, plant and equipment, goodwill, and intangible assets on transition to IFRS.

(i) Provisions

Under Canadian GAAP, a provision is required to be recorded in the financial statements when required payment is considered “likely” and can be reasonably estimated. The threshold for recognition of provisions under IFRS is lower than that under Canadian GAAP as provisions must be recognized if required payment is “probable”. Therefore, in principle, it is possible that there may be provisions which would meet the recognition criteria under IFRS that were not recognized under Canadian GAAP.

There are also differences in the measurement of provisions under IFRS and Canadian GAAP, including the requirement under IFRS for provisions to be discounted where material and the methodology for determining the best estimate where there is a range of equally possible outcomes. Under IFRS, the mid-point of the range us used, whereas Canadian GAAP applies the low end of the range.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27. Transition to IFRS (cont’d):

(ii) Reconciliations of Canadian GAAP to IFRS (cont’d):

(i) Provisions (cont’d)

The Corporation has concluded that there is no adjustment to the Corporation’s consolidated financial statements on transition to IFRS for the measurement of provisions; however, certain reclassifications have been made in the statement of financial position in classifying provisions.

(j) Functional presentation

Under IFRS, the income statement must be presented on a basis either by function or by nature. Under Canadian GAAP, the income statement could be presented using a mix of both function and nature of expenditure. The Corporation has elected to use the functional classification basis for the presentation of its income statement.

As a result, the operating expenses of depreciation and amortization, restructuring charges, and acquisition costs, which are individually presented under Canadian GAAP, have been reallocated to research and product development, general and administrative, and sales and marketing expense under IFRS.